Baytex Energy Corp.
2800, 520 – 3rd Avenue S.W.
Calgary, Alberta, T2P 0R3

May 16, 2023

Via EDGAR

Division of Corporation Finance

Office of Energy and Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form F-4 (File No. 333-271191) (the “Registration Statement”) of Baytex Energy Corp. (“Baytex”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the United States Securities Act of 1933, as amended, Baytex requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on May 18, 2023, at 3:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please direct any questions that you have with respect to the foregoing or, if any additional supplemental information is required by the Staff, to Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

BAYTEX ENERGY CORP.

		By:	/s/ James R. Maclean
		Name:	James R. Maclean
		Title:	Vice President, General Counsel and Corporate Secretary

cc:	Michael S. Telle, Vinson & Elkins L.L.P.